RECEIVED

2007 OCT 19 A 3:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

082-34643

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

07027432

Date October 9, 2007
Contact Benjamin Karrer

SUPPL

Unaxis Holdings
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i.A. M. C. Erni

Corporate Communications

PROCESSED
OCT 23 2007
THOMSON
FINANCIAL

Enclosure

- **Oerlikon Balzers acquires VST Keller**

dlw 10/19

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 91 93
martina.erni@oerlikon.com
www.oerlikon.com

Acquisition strengthens market position in the surface technology market and the automotive industry

Oerlikon Balzers acquires VST Keller

Pfäffikon SZ, October 9, 2007 **– With the acquisition of Verschleiss Schutz Technik Keller GmbH & Co KG (VST Keller) based in Schopfheim, Germany, Oerlikon Balzers consolidates its already strong position in the world's surface coating market and as a supplier for the global automotive industry. With products designed primarily for medium and large-sized stamping and forming dies, VST Keller brings innovative and environmentally friendly technologies (such as "Pulsed Plasma Diffusion", PPD™) to the Oerlikon Group along with additional customer contacts and resources. "This acquisition opens up a new area for us in the surface coating market with far-reaching synergies for our existing coating business, but also for other business units such as Oerlikon Vacuum. In addition to this, the PPD™ technology of VST Keller strengthens our positioning as providers of clean technologies", says Dr. Uwe Krüger, CEO of Oerlikon. "As part of the Oerlikon Group we will have completely different conditions for boosting the market success of our unique PPD technology worldwide, particularly in Asia", affirms Dr. Klaus Keller, company founder and previous owner.**

With the acquisition of VST Keller, Oerlikon Balzers – inventor of industrial surface coating technologies – is set to increase its already strong growth (more than 10 percent in the first half of 2007). Oerlikon Balzers is the clear market leader in the global coating business, with a network of some 80 coating centres worldwide, a turnover of nearly CHF 500 million and unique technologies such as P3e™ (Pulse Enhanced Electron Emission). The automotive industry is the most important customer group for Oerlikon Balzers.

The newly acquired company of VST Keller fits seamlessly into this market position. "VST Keller complements our product and technology program ideally. With the expanded portfolio we can now present ourselves more effectively as solution providers for the automotive industry and tap into additional resources in the form of existing VST plants and highly skilled workers", says CEO of Oerlikon Balzers Dr. Hans Brändle.

Since the early 80s, VST Keller has been at the forefront of surface technology for stamping and forming dies for the automotive industry, and is acknowledged by car manufacturers worldwide as the undisputed leader when it comes to specialist know-how. The highly successful and respected company, which has a workforce of around 100, provides a full range of services for press tooling, ranging from consulting to logistics and surface settings through to assembly; as such it will fit superbly into the strategy of Oerlikon Balzers. Among its customers are most of the leading auto manufacturers and many renowned suppliers to the industry. The Pulsed Plasma Diffusion (PPD™) technology developed by VST Keller with unmatched functionality and cost-efficiency is a very environmentally friendly alternative to the hard chromium-plating techniques widely used today. With the acquisition, Oerlikon Balzers takes over two new coating centers – one in Schopfheim, Germany, and one in Alabama in the rapidly growing south-east of the US.

The acquisition will be completed on October 31, 2007. No disclosures have been made concerning the price paid for the company which has its headquarters in Schopfheim, Germany. In future the firm will bear the name Oerlikon Balzers VST GmbH and belong to the Oerlikon Balzers Business Unit. Oerlikon Balzers VST GmbH will be an international center of expertise for surface technology of forming dies. Dr. Keller will continue to support the company as a consultant. "That way we provide continuity and ensure that the integration of VST Keller in the Oerlikon Balzers Business Unit will take place quickly and smoothly", says Dr. Hans Brändle. "This step proves we are serious about fulfilling our promise to expand the high-margin core business of Oerlikon by means of targeted acquisitions. We intend to continue this strategy for all our business areas", says Oerlikon CEO Dr. Uwe Krüger.

For further information please contact:

Burkhard Böndel Corporate Communications Phone +41 58 360 96 05 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Eduard Meyer Head of Communications Oerlikon Balzers Phone +423 388 5656 Fax +423 388 5478 media.balzers@oerlikon.com www.oerlikon.com/balzers

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, Oerlikon has evolved into a global player today. The group is ranked first or second in each of its respective markets.

OC Oerlikon Management AG, Pfäffikon
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.oerlikon.com

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

SUPPL

RECEIVED
2007 OCT 19 A 8:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date October 3, 2007
Contact Martina C. Erni-Schuler

Unaxis
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i.A. Martina C. Erni

Corporate Communications

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 91 93
martina.erni@oerlikon.com
www.oerlikon.com

Media release

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, October 3, 2007 – According to information provided on October 2, 2007, by Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch, Uraniastrasse 9, 8001 Zürich, Switzerland, the Group holding a share of voting rights in OC Oerlikon Corporation AG, Pfäffikon now consists of the following members:

- Deutsche Bank AG Frankfurt
  Taunusanlage 12
  60325 Frankfurt am Main
- Deutsche Bank AG, London Branch
  Winchester House
  1 Great Winchester Street
  London EC2N 2DB, Great Britain
- Deutsche Bank Aktiengesellschaft, Frankfurt am Main
  Zurich Branch
  Uraniastrasse 9
  8023 Zurich, Switzerland
- Deutsche Asset Management Investmentgesellschaft mbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- Deutsche Bank Trust Company Americas
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Investment Management Americas Inc.
  345 Park Avenue
  New York, NY 10154, USA
- DWS Investment GmbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- DWS Investments Schweiz
  Uraniastrasse 9
  8023 Zurich, Switzerland
- Deutsche Asset Management (Japan) Limited
  Nagata-cho, Chiyoda-ku, Sanno Park Tower 2-11-1
  Tokyo, Japan
- Deutsche Bank National Trust Company
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Bank International Limited – Global Custody
  Jersey, St. Paul's Gate, New Street
  GBJ-St. Helier, JE4 8ZB
- DWS Investment S.A., Luxemburg
  2 Boulevard Konrad Adenauer
  1115 Luxembourg

 Nature of agreement: Group of Companies

Identity of representative:
Dirk Hadlich, Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch
Telephone: +41 44 227 37 84

Deutsche Bank Group holds a total of 49.232 % of voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding is as follows:

- 2 037 524 registered shares (14.407%)
- 19 672 668 Call Options which provide for or allow actual delivery (4.492%)
- 166 683 Short Put Options which provide for or allow actual delivery (1.286%)
- 4 900 000 Call Options which do not allow actual delivery (29.047 %).

For further information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 98 22
ir@oerlikon.com
www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets.

END